UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUERPURSUANT TO RULE 13a-16 OR 15d-16UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

Commission File Number 000-51138

GRAVITY CO., LTD.
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(Translation of registrant’s name into English)

15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea

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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

GRAVITY REPORTS PRELIMINARY 4Q 2018 RESULTS AND BUSINESS UPDATES

Seoul, South Korea – February 15, 2019 – GRAVITY Co., Ltd. (NasdaqGM: GRVY) (“Gravity” or “Company”), a developer and publisher of online and mobile games based in South Korea, today announced its selected preliminary unaudited financial results for the fourth quarter ended December 31, 2018 and business updates.

PRELIMINARY UNAUDITED FOURTH QUARTER 2018 FINANICIAL RESULTS

Revenues and Operating profit

Tentative consolidated revenues for the fourth quarter of 2018 is KRW 111 billion and operating profit is KRW 12 billion.

	Three Months Ended			(In billions of KRW)
	3Q 2018	4Q 2017	4Q 2018	QoQ	YoY
Revenues	44	67	111	152.3%	65.7%
Operating Profit	7	2.9	12	71.4%	313.8%

The preliminary fourth quarter 2018 figures are unaudited and subject to revision. Final results for the fourth quarter and year ended December 31, 2018, will be provided our annual report for the fiscal year ended December 31, 2018 on Form 20-F.

Liquidity

The balance of cash and cash equivalents and short-term financial instruments was KRW 95.5 billion as of December 31, 2018.

GRAVITY BUSINESS UPDATES

Ragnarok Online IP-based Games

•        Ragnarok M: Eternal love, an MMORPG mobile game

Gravity launched Ragnarok M: Eternal love in North America, South America, and Oceania on January 9, 2019. The game is available in 43 regions across North America, South America, and Oceania and four languages including English, Portuguese, Simplified Chinese, and Korean. Based on revenues, the game is in the upper ranks of mobile games in Google Play Store / Apple App store in certain regions including Brazil, Canada, Australia, New Zealand and Chile after launching, at its peak. Gravity also is preparing for the service in Japan during 2019.

•        Ragnarok Web MMORPG, a web browser-based 3D new version of game

Ragnarok web MMORPG is scheduled to be launched in Taiwan, Hong Kong, and Macau in the first half of 2019. The game upgraded the sequel to Ragnarok Prequel with delicate effects and full 3D. Ragnarok Prequel launched in Taiwan in July 2016.

•        Ragnarok Adventurer, an 3D ARPG mobile game

Ragnarok Adventurer is scheduled to be launched in 2019. The game, the sequel to Ragnarok R, will feature 3D graphics, team play functions and real-time communication through voice chatting.

•        Other Ragnarok Online IP-based games

A 3D Action MORPG mobile game, Ragnarok Spear of Odin, is expected to be launched in Taiwan, Hong Kong, and Macau in the first half of 2019. The game was developed by NeoCyon, our Korean based subsidiary and Gravity also is preparing the other games based on Ragnarok Online IP.

RO Click H5, a HTML 5 version of idle game, is expected to launch in Korea in March 2019. The game is easy to access both mobile and PC web browsers without installing. Also, there are various social contents such as a guild or a chatting system. Gravity plans to launch this game globally in 2019.

Other IP games

•      A MORPG mobile game, Dawn Break X RO Collaboration, launched in Korea on 29 January 2019. The game is a collaboration with Ragnarok’s characters and contents. It has various scenario and contents with quality live 2D graphics.

Our New Joint Venture/Subsidiary

Gravity established a Joint Venture in Indonesia with Lyto, which is our local licensee for Ragnarok Online for 15 years and a subsidiary in Thailand. Gravity will expand various game services including Ragnarok Online IP based games throughout Southeast Asia.

Investor Presentation

Gravity issued an investor presentation. The presentation contains the Company’s recent business updates, preliminary results of the fourth quarter in 2018 and Gravity’s business plan. The presentation can be found on the Company’s website under the IR Archives section at http://www.gravity.co.kr/en/ir/pds/list.asp. Korean and Japanese versions of the presentation are also provided on the website.

About GRAVITY Co., Ltd. ---------------------------------------------------

Based in Korea, Gravity is a developer and publisher of online and mobile games. Gravity's principal product, Ragnarok Online, is a popular online game in many markets, including Japan and Taiwan, and is currently commercially offered in 83 markets and countries. For more information about Gravity, please visit http://www.gravity.co.kr.

Forward-Looking Statements:

Certain statements in this press release may include, in addition to historical information, "forward-looking statements" within the meaning of the "safe-harbor" provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe", "project," or "continue" or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the "SEC"), including our annual report for the fiscal year ended December 31, 2016 on Form 20-F, together with such other documents that we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contact:

Mr. Heung Gon Kim
Chief Financial Officer
Gravity Co., Ltd.
Email: kheung@gravity.co.kr

Ms. Sang Eun Sung
IR Manager
Gravity Co., Ltd.
Email: ircommunication@gravity.co.kr
Telephone: +82-2-2132-7800

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY CO., LTD.

By:	/s/ Heung Gon Kim
Name:	Heung Gon Kim
Title:	Chief Financial Officer

Date: February 15, 2019